EXHIBIT 99.1

                TOWER SEMICONDUCTOR REPORTS RECORD QUARTERLY AND
                                 ANNUAL REVENUE

       INCREASED ANNUAL REVENUE BY $43.4 MILLION, REPRESENTING 23 PERCENT
                              YEAR-OVER-YEAR GROWTH

MIGDAL HAEMEK, Israel - February 6, 2008 - Tower Semiconductor Ltd. (NASDAQ:
TSEM, TASE: TSEM), an independent specialty foundry, today announced financial results for the fourth quarter and full year ended December 31, 2007.

HIGHLIGHTS

o Record annual revenue of $230.9 million, representing year-over-year growth of approximately 23 percent and two-year growth of 126 percent

o Record fourth quarter revenue of $61.6 million, representing 11 percent growth as compared to the same period in 2006

o Achieved annual positive cash flow from operations for the first time since Fab2 was established; recorded positive cash flow from operations for the fifth consecutive quarter and positive EBITDA for the ninth consecutive quarter

o Commenced execution of its Fab2 capacity ramp-up plan targeted at beyond 30,000 wafers-per-month

o Formed Partnership with CMT Medical Technologies to develop and sell flat panel x-ray detectors for medical applications with a targeted market of over $500 million per year

o Executing cost reduction initiatives and efficiency measures, which will result in a decrease of more than $20 million in 2008 operating expenses

Revenue for the fourth quarter of 2007 was $61.6 million, representing an increase of 11 percent when compared to revenue of $55.5 million in the fourth quarter of 2006 and an increase of 9 percent compared to $56.6 million in the third quarter of 2007. For the full year of 2007 revenue increased by $43.4 million to $230.9 million as compared to $187.4 million in 2006 and $102 million in 2005, representing an increase of 23 percent and 126 percent, respectively.

Fourth quarter 2007 non-GAAP gross profit and operating profit, as described and reconciled below, totaled $23 million and $14 million, respectively, which represent 37 percent gross margin and 23 percent operating margin. Calculated in accordance with GAAP, net loss for the fourth quarter was $25.3 million, or $0.20 per share, an improvement of $11 million as compared to $36.3 million, or $0.38 per share, for the same period in 2006. For the full year of 2007, non-GAAP gross and operating profit, as described and reconciled below, were $83.5 million and $48.9 million, respectively, which represent 36 percent gross margin and 21 percent operating margin. Calculated in accordance with GAAP, net loss for the year improved by $33.7 million against a revenue increase of $43.4 million, which represents 78 percent incremental net margin.

"Our record revenue performance during the fourth quarter not only surpassed the $60 million milestone for the first time, but also exceeded the semiconductor industry's average growth rate in regards to both quarterly and annual sales," commented Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, Ltd. "Furthermore, during the quarter we formed a partnership with CMT Medical Technologies for the development of flat panel X-ray detectors, targeting a market of over $500 million a year. This relationship, based upon Tower's proprietary image sensor device and process technologies, represents a new business model for Tower that will generate revenue through both the production of high value, single die 8 inch wafers as well as through sharing the profits of the end product."

Ellwanger also commented, "During 2007, we built upon the 84 percent revenue growth recorded in 2006 by growing revenue an additional 23 percent, achieving annual positive cash flow from operations results for the first time since Fab2 was established, as well as significantly improving the bottom line. In addition, we laid the foundation for future growth by securing the equipment necessary to expand capacity in Fab2 to beyond 30,000 wafer starts per month, while improving operational efficiencies to enable $20 million in cost reductions in 2008, and also securing several significant customers agreements and partnerships that we expect will positively impact our financial results in 2008 and beyond."

Ellwanger concluded, "In the fourth quarter of 2007, we achieved another record in revenue and wafer shipments. In the midst of an uncertain global economy, our customer demand has remained strong, and we expect our first quarter of 2008 to be in line with normal seasonality. We anticipate that our 2008 first quarter revenue will range between $57 million and $62 million, representing a 3 to 11 percent increase from the $55.6 million in the first quarter of 2007. Furthermore, we anticipate continued growth in 2008 as we install, qualify and release for production our current 0.13 micron capacity ramp."

TRANSITION TO U.S. GAAP

Beginning with the fourth quarter of 2007, the Company elected to present its financial statements in accordance with U.S. GAAP. The change was made as a result of Israel Accounting Standard 29, which stipulates that Israeli public companies that previously reported their financial results based on Israeli GAAP must begin reporting their financial results in accordance with International Financial Reporting Standards (IFRS) for periods beginning on or after January 1, 2008. However, Israeli public companies that are also listed on NASDAQ are allowed to report utilizing U.S. GAAP rather than IFRS.

The Company elected to use U.S. GAAP to increase transparency and comparability of the Company's financial reports and facilitate research and analysis by shareholders, analysts and other participants in the U.S. capital markets. All historical amounts presented in this release, including the financial tables below, were recast to reflect the application of U.S. GAAP.

FOURTH QUARTER AND YEAR END 2007 FINANCIAL RESULTS CONFERENCE CALL AND WEB CAST

Tower will host a conference call to discuss these results today, February 6, 2008, at 10:00 a.m. Eastern Time (ET) / 5:00 p.m. Israel time. To participate, please call: 1-888-668-9141 (U.S. toll-free number) or 972-3-918-0609
(international) and mention ID code: TOWER. Callers in Israel are invited to call locally by dialing 03-918-0609. The conference call will also be Web cast live at http://www.earnings.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at approximately 2 p.m. ET on the day of the call.

As used in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization expenses and (2) compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well a reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Offering two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

FORWARD LOOKING STATEMENT

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2 and raising the funds therefore, (ii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion, (iii) having sufficient funds to satisfy our short-term and long-term debt obligations and other liabilities, (iv) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (v) our ability to satisfy the covenants stipulated in our amended credit facility agreement, (vi) our ability to capitalize on increases in demand for foundry services, (vii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, the possibility of the government requiring us to repay all or a portion of the grants already received and obtaining the approval of the Israeli Investment Center for a new expansion program, (viii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (ix) maintaining existing customers and attracting additional customers, (x) not receiving orders from our wafer partners and customers, which can result in excess capacity, (xi) our dependence on a relatively small number of products for a significant portion of our revenue,
(xii) product returns, (xiii) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xiv) competing effectively, (xv) our large amount of debt and our ability to repay our short-term and long-term debt on a timely basis,
(xvi) achieving acceptable device yields, product performance and delivery times, (xvii) our ability to manufacture products on a timely basis and to purchase the equipment to increase Fab2 capacity beyond 24,000 wafers per month and timely installation thereof, (xviii) our dependence on intellectual property rights of others and our ability to operate our business without infringing others' intellectual property rights, (xix) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel and (xx) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent filings on Forms 20-F, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contact:

    Tower Semiconductor
    Noit Levi, +972 4 604 7066
    noitle@towersemi.com

or:

    Shelton Group
    Ryan Bright, (972) 239-5119 ext. 159
    rbright@sheltongroup.com

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                       DECEMBER 31, DECEMBER 31,
                                                        --------     --------
                                                          2007         2006
                                                        --------     --------

A S S E T S

    CURRENT ASSETS
       CASH, CASH EQUIVALENTS AND DEPOSITS              $ 44,536     $ 40,940
       TRADE ACCOUNTS RECEIVABLE                          44,977       31,498
       OTHER RECEIVABLES                                   4,748        5,425
       INVENTORIES                                        27,806       34,763
       OTHER CURRENT ASSETS                                1,580        1,473
                                                        --------     --------
          TOTAL CURRENT ASSETS                           123,647      114,099
                                                        --------     --------

    LONG-TERM INVESTMENTS                                 15,093       15,325
                                                        --------     --------

    PROPERTY AND EQUIPMENT, NET                          502,287      532,798
                                                        --------     --------

    INTANGIBLE ASSETS, NET                                34,711       44,981
                                                        --------     --------

    OTHER ASSETS, NET                                     11,044        6,929
                                                        ========     ========

            TOTAL ASSETS                                $686,782     $714,132
                                                        ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES     $  7,887     $  6,902
       TRADE ACCOUNTS PAYABLE                             49,025       55,128
       OTHER CURRENT LIABILITIES                          20,024       22,096
                                                        --------     --------
            TOTAL CURRENT LIABILITIES                     76,936       84,126

    LONG-TERM DEBT FROM BANKS                            379,314      432,430

    DEBENTURES                                           117,460       83,863

    LONG-TERM CUSTOMERS' ADVANCES                         27,983       46,042

    OTHER LONG-TERM LIABILITIES                           40,380       28,155
                                                        --------     --------
            TOTAL LIABILITIES                            642,073      674,616
                                                        --------     --------

    SHAREHOLDERS' EQUITY                                  44,709       39,516
                                                        ========     ========

           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $686,782     $714,132
                                                        ========     ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                          YEAR ENDED                           THREE MONTHS ENDED
                                                          DECEMBER 31,                             DECEMBER 31,
                                             -------------------------------------     -------------------------------------
                                               2007          2006          2005          2007          2006          2005
                                             ---------     ---------     ---------     ---------     ---------     ---------
                                               GAAP          GAAP          GAAP          GAAP          GAAP          GAAP
                                             ---------     ---------     ---------     ---------     ---------     ---------
                                                                                                   (UNAUDITED)
                                                                                       -------------------------------------
REVENUES
    SALES                                    $ 230,853     $ 187,438     $  93,991     $  61,618     $  55,505     $  31,063
    REVENUES RELATED TO A JOINT
       DEVELOPMENT AGREEMENT                        --            --         8,000            --            --            --
                                             ---------     ---------     ---------     ---------     ---------     ---------
                                               230,853       187,438       101,991        61,618        55,505        31,063

COST OF SALES                                  284,771       267,520       238,358        73,563        72,756        58,760
                                             ---------     ---------     ---------     ---------     ---------     ---------

       GROSS LOSS                              (53,918)      (80,082)     (136,367)      (11,945)      (17,251)      (27,697)
                                             ---------     ---------     ---------     ---------     ---------     ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                    13,790        15,048        16,029         3,499         3,893         3,180
    MARKETING, GENERAL AND ADMINISTRATIVE       31,604        25,831        17,418         7,884         6,732         3,937
                                             ---------     ---------     ---------     ---------     ---------     ---------

                                                45,394        40,879        33,447        11,383        10,625         7,117
                                             =========     =========     =========     =========     =========     =========

       OPERATING LOSS                          (99,312)     (120,961)     (169,814)      (23,328)      (27,876)      (34,814)

FINANCING EXPENSE, NET                         (34,976)      (47,563)      (35,651)       (1,942)       (8,450)      (10,223)

OTHER INCOME (EXPENSE), NET                         92           597         2,383            19            --          (135)
                                             ---------     ---------     ---------     ---------     ---------     ---------

       LOSS FOR THE PERIOD                   $(134,196)    $(167,927)    $(203,082)    $ (25,251)    $ (36,326)    $ (45,172)
                                             =========     =========     =========     =========     =========     =========

BASIC LOSS PER ORDINARY SHARE

    LOSS PER SHARE                           $   (1.13)    $   (2.03)    $   (3.06)    $   (0.20)    $   (0.38)    $   (0.68)
                                             =========     =========     =========     =========     =========     =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
       SHARES OUTSTANDING - IN THOUSANDS       118,857        82,581        66,371       124,120        94,373        66,905
                                             =========     =========     =========     =========     =========     =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   RECONCILIATION OF REPORTED GAAP TO NON-GAAP
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                             (dollars in thousands)

                                                           YEAR ENDED                              THREE MONTHS ENDED
                                                        DECEMBER 31, 2007                           DECEMBER 31, 2007
                                            ---------------------------------------     ---------------------------------------
                                                          DEPRECIATION,                               DEPRECIATION,
                                                           AMORTIZATION                                AMORTIZATION
                                                         AND STOCK BASED                             AND STOCK BASED
                                                           COMPENSATION                                COMPENSATION
                                                          EXPENSES (SEE                               EXPENSES (SEE
                                             NON-GAAP     A, B, C BELOW)    GAAP        NON-GAAP      A, B, C BELOW)    GAAP
                                            ---------       ---------     ---------     ---------       ---------     ---------
REVENUES                                    $ 230,853       $      --     $ 230,853     $  61,618       $      --     $  61,618

COST OF SALES                                 147,380(A)      137,391       284,771        38,665(A)       34,898        73,563
                                            ---------       ---------     ---------     ---------       ---------     ---------

       GROSS PROFIT (LOSS)                     83,473        (137,391)      (53,918)       22,953         (34,898)      (11,945)
                                            ---------       ---------     ---------     ---------       ---------     ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                  10,391(B)        3,399        13,790         2,671(B)          828         3,499
     MARKETING, GENERAL & ADMINISTRATIVE       24,201(C)        7,403        31,604         6,324(C)        1,560         7,884
                                            ---------       ---------     ---------     ---------       ---------     ---------

                                               34,592          10,802        45,394         8,995           2,388        11,383
                                            =========       =========     =========     =========       =========     =========

       OPERATING PROFIT (LOSS)              $  48,881       $(148,193)    $ (99,312)    $  13,958       $ (37,286)    $ (23,328)
                                            =========       =========     =========     =========       =========     =========

(a) Includes depreciation and amortization expenses in the amounts of $136,568 and $34,684 for the year and three months periods ended December 31, 2007, respectively and stock based compensation expenses in the amounts of $823 and $214 for the year and three months periods ended December 31, 2007, respectively.

(b) Includes depreciation and amortization expenses in the amounts of $2,825 and $719 for the year and three months periods ended December 31, 2007, respectively and stock based compensation expenses in the amounts of $574 and $109 for the year and three months periods ended December 31, 2007, respectively.

(c) Includes depreciation and amortization expenses in the amounts of $69 and $36 for the year and three months periods ended December 31, 2007, respectively and stock based compensation expenses in the amounts of $7,334 and $1,524 for the year and three months periods ended December 31, 2007, respectively.